



The Technology



1. Made from just salt, water, electricity via a process called electrolysis
2. HOCL is found in our immune system to fight infections and heal wounds
3. Similar technology found in "salt-water swimming pools" used in health clubs and homes
4. 150 times more power than bleach according to University of Illinois study, safe as saline water
5. Low cost production, but making HOCL is a very complex process

*Trieu Clean is recognized by the EPA as an effective agent for eliminating COVID-19 from surfaces when properly formulated and stabilized.

